The following webpages appear on Alexion Pharmaceuticals, Inc.’s internal website Filed by Alexion Pharmaceuticals, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934 Subject Company: Synageva BioPharma Corp. Commission File No.: 0 - 23155

A View to Synageva Integration Planning Dan Bazarko, Vice President, Audit Synageva Integration Planning Team Leader Thanks for taking time to visit this page. On behalf of the integration planning team for the Synageva acquisition, we appreciate the support and the efforts of those of you who are involved in the planning discussions across the company. Through these conversations and in countless others with colleagues across the company, it’s clear that many of you are interested in following our progress as we look to close the acquisition in the coming weeks. Synageva Acquisition – Success Criteria Global Town Hall Video Replay: May 6 Synageva Announcement Global Town Hall PowerPoint Presentation

This Atrium page has been designed to keep you up to date about the integration, and provide links to key resources and news. One question that we have heard recently is whether we can call or email our Synageva counterparts. In light of legal and regulatory considerations prior to closing, it’s important for you to know that Alexion employees cannot contact Synageva employees or representatives during this stage, unless they are part of the formal integration planning process. This would include any pre - established relationships you might have with a Synageva employee. Presently, the integration team is reviewing near - term activities and working with our counterparts at Synageva, so it is essential that all contact with Synageva employees be coordinated through these efforts. We appreciate your support with this. In the meantime, please continue to visit this page periodically for updates as they become available. We look forward to next steps in this exciting process as we work to bring our two companies together. If you have any questions about the integration process, please contact me directly at BazarkoD@alxn.com or any other member of the integration planning team. News and Information: • Message from David Hallal : Alexion Agrees to Acquire Synageva • Press release : Alexion to Acquire Synageva to Strengthen Global Leadership…

Forward - Looking Statements This communication includes statements that may be forward - looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward - looking statements. Alexion and Synageva caution that these forward - looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward - looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transac tio n will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from o the r products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical t ria ls, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or mater ial limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturi ng or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of cli nic al trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the ade qua cy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated c lin ical milestones or long - term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors , public or private, will not reimburse for the use of Soliris , Strensiq ( asfotase alfa ) or Kanuma ( sebelipase alfa ), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks. Additional information about the economic, competitive, governmental, technological and other factors that may affect the companies’ operations is set forth, in the case of Alexion, in Item 1.A, “Risk Factors,” in Alexion’s Quarterly Report on For m 1 0 - Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange Commission (the “SEC”) and, in th e case of Synageva, in Item 1.A, “Risk Factors,” in Synageva’s Quarterly Report on Form 10 - Q for the quarter ended March 31, 2015, which has been filed with the SEC. Neither Alexion nor Synageva undertakes any obligation to release publicly any revisions t o forward - looking statements as a result of subsequent events or developments, except as required by law . Additional Information and Where to Find It This communication does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Alexion, nor is it a substitute for the Registration Statement on Form S - 4 and tender offer materials that Alexion filed with th e Securities and Exchange Commission (“SEC”) on May 22, 2015, which materials may be amended in the future.

Investors and security holders of Synageva are urged to read the tender offer statement on Schedule TO, filed on May 22, 2015 (as may be amended, the "Schedule TO"), the Registration Statement on Form S-4, as filed on May 22, 2015 (as may be amended, the "Registration Statement"), and the solicitation/recommendation statement filed by Synageva on Schedule 14D-9, filed on May 22, 2015 (as may be amended, the "Schedule 14D-9"). The tender offer materials (including an offer to purchase, letter of transmittal and related tender offer documents), the Registration Statement and the Schedule 14D-9 contain important information which should be read carefully before any decisions are made with respect to the offer by an affiliate of Alexion to purchase all of the outstanding shares of common stock of Synageva.

In addition to the Schedule TO, the Registration Statement and the Schedule 14D-9 described above, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alexion's and Synageva's filings with the SEC, including the Schedule TO, the Registration Statement and the Schedule 14D-9 are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Free copies of the exchange offer materials may also be obtained for free by contacting Alexion's investor relations department at 203-699-7722 or Synageva's investor relations department at 781-357-9947 or by contacting Georgeson, the information agent for the offer, at (888) 206-0860 or at SynagevaExchange@georgeson.com.

Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the offer and effect the transaction through a merger requiring the vote of Synageva stockholders, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Alexion that will serve as a prospectus for Alexion shares to be issued as consideration in the merger and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. Synageva stockholders are urged to read these documents carefully and in their entirety if and when they become available before voting on the transaction. If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Alexion, Synageva and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Synageva's stockholders in connection with the proposed transaction. Information regarding Alexion's directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 8, 2015; information regarding Synageva's directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction. Neither Alexion nor Synageva is soliciting proxies at this time.

* * *

Global Town Hall May 6, 2015 The following presentation was made available to Alexion Pharmaceuticals, Inc. personnel on the company’s internal website.

7 Few have ... taken a company from single to multi - product ... grown a company from $2B to $10B in revenue ... been at a company growing from 2,400 employees to 5,000 - 10,000 employees ... taken a company that has grown by 1644% in past 9 years and then tripled the value from there

8 PNH aHUS HPP LAL - D

9 Alexion stock price: October 2006 - October 2007 March 2007 : Soliris Approved for PNH; Stock gains 7.4% July 2007: Q2 Sales Results (first full PNH quarter); Stock gains 17.5% October 2007: Q3 Sales Results (2 nd full PNH quarter); Stock gains 10.3%

10 Vision, a lot of hard work, some luck along the way • Limited resources • No clear development plan • No clear regulatory path • No clear path for commercialization • Courage to change the world

11 Alexion: Global Leader in Rare Diseases • Kanuma ( sebelipase alfa) for LAL Deficiency aligns with our exclusive focus on bringing transformative therapies to patients suffering from under - diagnosed , devastating and rare diseases, such as PNH, aHUS and HPP Exclusive Focus on Life - Transforming Therapies • Establishes the premier metabolic rare disease franchise, with the anticipated launches of Strensiq and Kanuma in 2015 • Launch two transformative therapies with a single metabolic sales force Premier Metabolic Franchise • Creates the most robust rare disease pipeline, including eight highly innovative product candidates in the clinic for 11 indications, with at least four additional innovative programs to enter the clinic in 2016 Robust Rare Disease Pipeline • Accelerates and diversifies revenue from a growing $2.55B - $ 2.60B* revenue base; At least $150M in cost synergies starting in 2017; Accretive to non - GAAP EPS in 2018 Growth & Diversification Acquisition of Synageva Strengthens Alexion’s Global Leadership in Developing & Commercializing Transformative Therapies for Patients with Devastating and Rare D iseases *Alexion’s 2015 revenue guidance as of 4/23/2015

12 Synageva BioPharma: Ideal Strategic and Operational Fit • Patient - centric culture • Focus on discovering, developing and delivering medicines for patients with rare and devastating diseases Exclusive Focus on Rare Diseases • Kanuma under review for the treatment of patients with LAL Deficiency • U.S. BLA accepted under priority review with Breakthrough Therapy Designation and MAA validated and granted accelerated assessment in Europe • Planned launches in the U.S. and Europe in 2015 Late Stage Metabolic Product Innovative Early Stage Pipeline • SBC - 103, an enzyme replacement therapy (ERT), in Phase 1/2 for patients with mucopolysaccharidosis IIIB (MPS IIIB) with data expected in 2H15 • SBC - 105, an ERT in preclinical development for disorders of calcification • 12 additional preclinical programs

13 Synageva’s Pipeline will Strengthen and Broaden Alexion’s Clinical and Preclinical Portfolio Source: Synageva Investor Presentation, April 2015 • Pipeline of rare disease assets • Highly innovative late - stage product, Kanuma (sebelipase alfa) • Expression platform to develop novel and next generation biologics

LAL-D is an Ideal Fit for Alexion's Exclusive Focus on Treating Patients with Devastating and Rare Diseases

PNH

Survival of PNH Patients Compared to Controls



100
80
60
40
20
0
5
10
15
20
25
Patients surviving (%)
Years after diagnosis
Age- and
gender-matched
controls
Patients
with PNH

From Hillmen P et al. *NEJM*. 1995.

aHUS

Significant Morbidities and Mortality in aHUS Patients within 1 Year Despite PE/PI



1.00
0.75
0.50
0.25
0.00
Cumulative fraction of patients free of events
0
3
6
12.5
Follow-up after initial onset (months)

HPP

Natural History of Patients with Infantile-Onset HPP



Overall Survival of
27% at 4 Years

LAL-D

Kaplan-Meier Estimate: Survival in Infants with LAL-D with Growth Failure



1.0
0.8
0.6
0.4
0.2
0.0
Probability
Lower 95% confidence limit
Survival function estimate
Upper 95% confidence limit
n=number of patients at risk
Median age at death:
3.7 months
0 (n=21)
6 (n=1)
12 (n=0)
Age (months)

aPopulation shown (n=21) are subjects who did not undergo hematopoietic stem cell transplant (HSCT) or liver transplant. Patients had growth failure within 6 months of life

ALEXION

Sources: Hillmen P, Lewis SM, Bessler M et al. N Engl J Med. 1995; 333:1253-1258; Caprioli, J., et al. Blood. 2006; 108:1267-1279; Whyte et al. Poster presented at the 2014 PAS Meeting, May, 2014; Jones S., et al. Poster presented at: Lysosomal Disease Network WORLD Symposium; February, 2014.

14

Kanuma, an Investigational Treatment for LAL-D, is Aligned with Alexion's Portfolio of Life-Transforming Therapies

PNH

Patients with PNH on Soliris Compared with Healthy Age- and Gender-Matched Controls



100
80
60
40
20
0
Patients Surviving (%)
Age- and Gender-Matched Normal Population
Soliris-Treated PNH Population
Patients at Risk:
153 93 45 43 12
0 2 4 6 8 10
Time (Years)

*Survival after 10-years is slightly inferior to controls with causes of death related to bone marrow failure and not hemolysis or thrombosis.

aHUS

Time to Death for Patients with aHUS Treated with Soliris (Kaplan-Meier Estimation)



1.0
0.8
0.6
0.4
0.2
0.0
Survival Probability
Survival
Censored
0 6 12 18 24 30 36 42 48 54
Time (Months)

C08-002, C08-003, C10-003, C10-004, N=100; Intent to Treat Population

HPP

Improved Survival with Asfotase Alfa Treatment in Pediatric Patients with HPP at High Risk of Death



100
80
60
40
20
0
Patients Surviving (%)
P<0.0001 (KM Log-Rank Test)
Treated
Historical Controls
0 2 4 6 8 10 12 14 16 18 20
Time (Years)

N = 48 Historical Controls, N = 37 Treated Patients

LAL-D

Improved Survival with Sebelipase Alfa Treatment from Birth to 12 Months of Age: Primary Efficacy Set



1.0
0.8
0.6
0.4
0.2
0.0
Probability
Sebelipase Alfa
Lower 95% confidence limit
Survival function estimate
Upper 95% confidence limit
0 6 12
Age (Months)

Kaplan-Meier Plot of Survival, N = 9

ALEXION

Sources: Hill A et al. Presented at the Annual ASH Meeting December, 2012; Johnson et al. Presented at ERA-EDTA Congress, May, 2014; Licht C et al. ASH 2012. Poster 985; Whyte MP, et al. ASBMR, 2014; Poster presented at: Lysosomal Disease Network WORLD Symposium; February, 2014; Jones, S.A., et al. Poster presented at the NASPGHAN Annual Meeting, October, 2014.

15

16 Alexion’s Proven Track Record in Identifying Patients with Underdiagnosed, Devastating and Rare Diseases PNH Annual Newly Identified PNH Patients in Core Markets Alexion’s PNH diagnostic initiatives have enabled the company to identify a similar number of new PNH patients annually since the Soliris launch in the US, Europe and Japan * Launch of Soliris in Japan

17 Alexion’s PNH and aHUS Diagnostic Expertise will be Leveraged for Our HPP and LAL - D Patient Identification Initiatives PNH aHUS HPP LAL - D Driving Diagnosis Across Multiple Rare Diseases Soliris for PNH Soliris for aHUS Hematology & Nephrology Franchise Strensiq for HPP Kanuma for LAL - D Metabolic Franchise

18 Alexion to Maximize Synageva’s Value, Leveraging Our Expertise Across Our 50 - Country Platform • Leverage our 50 - country platform and expand Alexion’s metabolic franchise to launch Kanuma • Utilize Alexion’s global regulatory expertise to secure approvals in all key markets • Secure worldwide reimbursement and create access for patients Global Platform • Build on Synageva’s momentum of disease awareness and patient identification globally • Apply Alexion’s leadership in disease education and diagnostic initiatives to ensure that patients are rapidly and accurately diagnosed Disease Education & Diagnostic Initiatives • Support through Alexion’s OneSource dedicated nurse case managers • Patient disease education and symptom monitoring support • Assistance with access to therapy, including uninsured and underinsured patients Patient & Caregiver Support

19 Following Approval, Kanuma w ill Further Accelerate and Diversify Our Strong, Consistently Growing Revenues Across Our 50 - Country Platform Revenues in 2016 – 2020 are illustrative and should not be taken as guidance * $2,1465M excludes ~$88M in prior years’ sales in France ; ‡ Midpoint of FY15 guidance range PNH aHUS HPP LAL - D ൅ Lenny wants following approval 541 783 1,134 1,551 2,575 2010 2011 2012 2013 2014 2015E 2016E 2017E 2018E 2019E 2020E MIILLIONS ($) Revenue 2,146 * 2,550 - 2,600 ‡

20 METABOLIC FRANCHISE Anticipated Launches in 2015 PRECLINICAL CLINICAL DEVELOPMENT REGISTRATION FILINGS Alexion Program Synageva Program cPMP MoCD Type A Strensiq HPP Asfotase Alfa NF - 1 SBC - 105 GACI/Other Undisclosed Preclinical #6 SBC - 103 MPSIIIB mRNA Therapies #1 Kanuma LAL - D Undisclosed Preclinical #1 Undisclosed Preclinical #2 mRNA Therapies #2 Undisclosed Preclinical #3 mRNA Therapies #3 Undisclosed Preclinical #5 mRNA Therapies #5 Undisclosed Preclinical #4 mRNA Therapies #4 mRNA Therapies #6

Creating the Most Robust Rare Disease Pipeline in Biotech

PRECLINICAL	EARLY CLINICAL DEVELOPMENT	ADVANCED CLINICAL DEVELOPMENT	REGISTRATION FILINGS	MARKETED
Asfotase Alfa NF-1	cPMP MoCD Type A	Soliris Refractory MG	Strensiq HPP	Soliris PNH
mRNA Therapies (7)	ALXN1007 GI-GVHD	Soliris Relapsing NMO	Kanuma LAL Deficiency	Soliris aHUS
Complement Inhibitor (4)	ALXN1007 APS	Soliris DGF		
Other Preclinical (5)	ALXN1210	Soliris AMR		
SBC-105 GACI/ Other	ALXN5500			
SBC-106	SBC-103 MPSIIIB			
SBC-342				
Other Preclinical (10)				

Complement Inhibition
- Soliris
- Next Gen
- Inflammatory

- Metabolic
- Undisclosed
- Synageva

ALEXION
21

Ambitions for Tomorrow • Global leader in developing, manufacturing and commercializing the most innovative portfolio of complement inhibitors • Multiple therapeutic areas independent of complement • Most innovative R&D in biotech industry • World - class capability in manufacturing the highest quality therapies • G lobal leader in serving patients suffering from devastating diseases • The preferred partner amongst innovators • Leading independent biotech company by market cap

The Alexion Way • Setting the highest patient - centric ambitions • Never settling for conventional plans and timelines • Self - critical discipline • Insatiable thirst for doing better • Turning “No” into “Yes”

Questions

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, generally identify forward-looking statements. Alexion and Synageva caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or material limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturing or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of clinical trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the adequacy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated clinical milestones or long-term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors, public or private, will not reimburse for the use of Soliris, Strensiq (asfotase alfa) or Kanuma (sebelipase alfa), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks. Additional information about the economic, competitive, governmental, technological and other factors that may affect the companies' operations is set forth, in the case of Alexion, in Item 1.A, "Risk Factors," in Alexion's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange Commission (the "SEC") and, in the case of Synageva, in Item 1.A, "Risk Factors," in Synageva's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the SEC. Neither Alexion nor Synageva undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Alexion, nor is it a substitute for the Registration Statement on Form S-4 and tender offer materials that Alexion filed with the Securities and Exchange Commission ("SEC") on May 22, 2015, which materials may be amended in the future.

ALEXION

Confidential – For Internal Use

Investors and security holders of Synageva are urged to read the tender offer statement on Schedule TO, filed on May 22, 2015 (as may be amended, the "Schedule TO"), the Registration Statement on Form S-4, as filed on May 22, 2015 (as may be amended, the "Registration Statement"), and the solicitation/recommendation statement filed by Synageva on Schedule 14D-9, filed on May 22, 2015 (as may be amended, the "Schedule 14D-9"). The tender offer materials (including an offer to purchase, letter of transmittal and related tender offer documents), the Registration Statement and the Schedule 14D-9 contain important information which should be read carefully before any decisions are made with respect to the offer by an affiliate of Alexion to purchase all of the outstanding shares of common stock of Synageva.

In addition to the Schedule TO, the Registration Statement and the Schedule 14D-9 described above, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alexion's and Synageva's filings with the SEC, including the Schedule TO, the Registration Statement and the Schedule 14D-9 are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Free copies of the exchange offer materials may also be obtained for free by contacting Alexion's investor relations department at 203-699-7722 or Synageva's investor relations department at 781-357-9947 or by contacting Georgeson, the information agent for the offer, at (888) 206-0860 or at SynagevaExchange@georgeson.com.

Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the offer and effect the transaction through a merger requiring the vote of Synageva stockholders, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Alexion that will serve as a prospectus for Alexion shares to be issued as consideration in the merger and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. Synageva stockholders are urged to read these documents carefully and in their entirety if and when they become available before voting on the transaction. If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Alexion, Synageva and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Synageva's stockholders in connection with the proposed transaction. Information regarding Alexion's directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 8, 2015; information regarding Synageva's directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction. Neither Alexion nor Synageva is soliciting proxies at this time.

* * *

ALEXION

Confidential – For Internal Use

Confidential – For Internal Use Synageva Acquisition Integration Planning – Success Criteria The following presentation was made available to Alexion Pharmaceuticals, Inc. personnel on the company’s internal website.

Confidential – For Internal Use Overview • We do not own Synageva until the transaction closes • We are separate companies and must operate as separate companies • Synageva Information is CONFIDENTIAL and subject to CDA • Merger Agreement requires that access to Synageva must be directed to a Synageva executive officer or designee 2

Confidential – For Internal Use 3 Success Criteria Integration Success Criteria x No disruption of current operations x Flawless launches of new products x Achieve projected revenue targets x Retain critical employees and key partners x Maintain reputation within marketplace x Transfer knowledge effectively x Integrate key functions in 2015 x Achieve or exceed synergy targets x Consistent , clear and transparent communications

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, generally identify forward-looking statements. Alexion and Synageva caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or material limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturing or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of clinical trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the adequacy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated clinical milestones or long-term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors, public or private, will not reimburse for the use of Soliris, Strensiq (asfotase alfa) or Kanuma (sebelipase alfa), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks. Additional information about the economic, competitive, governmental, technological and other factors that may affect the companies' operations is set forth, in the case of Alexion, in Item 1.A, "Risk Factors," in Alexion's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange Commission (the "SEC") and, in the case of Synageva, in Item 1.A, "Risk Factors," in Synageva's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the SEC. Neither Alexion nor Synageva undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Alexion, nor is it a substitute for the Registration Statement on Form S-4 and tender offer materials that Alexion filed with the Securities and Exchange Commission ("SEC") on May 22, 2015, which materials may be amended in the future.

ALEXION
Confidential – For Internal Use
4

Investors and security holders of Synageva are urged to read the tender offer statement on Schedule TO, filed on May 22, 2015 (as may be amended, the "Schedule TO"), the Registration Statement on Form S-4, as filed on May 22, 2015 (as may be amended, the "Registration Statement"), and the solicitation/recommendation statement filed by Synageva on Schedule 14D-9, filed on May 22, 2015 (as may be amended, the "Schedule 14D-9"). The tender offer materials (including an offer to purchase, letter of transmittal and related tender offer documents), the Registration Statement and the Schedule 14D-9 contain important information which should be read carefully before any decisions are made with respect to the offer by an affiliate of Alexion to purchase all of the outstanding shares of common stock of Synageva.

In addition to the Schedule TO, the Registration Statement and the Schedule 14D-9 described above, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alexion's and Synageva's filings with the SEC, including the Schedule TO, the Registration Statement and the Schedule 14D-9 are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Free copies of the exchange offer materials may also be obtained for free by contacting Alexion's investor relations department at 203-699-7722 or Synageva's investor relations department at 781-357-9947 or by contacting Georgeson, the information agent for the offer, at (888) 206-0860 or at SynagevaExchange@georgeson.com.

Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the offer and effect the transaction through a merger requiring the vote of Synageva stockholders, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Alexion that will serve as a prospectus for Alexion shares to be issued as consideration in the merger and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. Synageva stockholders are urged to read these documents carefully and in their entirety if and when they become available before voting on the transaction. If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Alexion, Synageva and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Synageva's stockholders in connection with the proposed transaction. Information regarding Alexion's directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 8, 2015; information regarding Synageva's directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction. Neither Alexion nor Synageva is soliciting proxies at this time.

* * *

ALEXION
Confidential – For Internal Use
5